August 14, 2007

e-mail
oilandgas@plainsnet.net

Lexington Resources, Inc.
Paluca Energy, LLC
P.O. Box 812
Holdenville, Oklahoma 74848

RE: Purchase Offer
        Poe Unit
        Section 29-4N-11E
        Hughes County, Oklahoma

Dear Mr. Humphries

Newfield Exploration Mid-Continent, Inc., (Newfield), hereby offers to purchase all right
title and interest of Lexington Resources, Inc., (Lexington) and Paluca Energy, LLC,
(Paluca), collectively referred to as Sellers, in and to the Subject Property, (as herein
defined), subject to the terms and conditions set forth below.

1.   Subject Property

       (a)   All of Seller's right, title and interest being approximately 25%
               working interest at a 20.3125% net revenue interest in and to
               Section 29-4N-11E Hughes County, Oklahoma, including but not
               limited to the associated unit and related leasehold; the equipment
               and property used or acquired for use in connection with such
               interests and all rights pertaining thereto; and

       (b)   All related files and data in Seller's possession with respect to the
               Subject Property.

2.   Purchase Price

       The purchase price for the Subject Property shall be $675,000.00 with
       Newfield taking a $572,741.23 credit and the remaining balance of
       $102,258.77 being paid to Sellers. The proportional interests to the
       individual Sellers will be determined prior to closing.

3.   Effective Date

       The "Effective Date" shall be August 1, 2007 at 12:00 A.M. Newfield
       will be entitled to receive all revenues earned, and will be obligated for all
       expenses resulting from activities that occurs after the "Effective Date".

4.   <u>Closing Date</u>

Newfield is in a position to close on or before August 31, 2007.

5.   <u>Conditions</u>

Newfield's offer to purchase the Subject Property is subject to:

(a)   A due diligence review, conducted at Newfield's Expense, shall not have revealed any condition or circumstance which, in Newfield's opinion may have a material adverse effect on the Subject Property or its value;

(b)   Newfield shall have verified to its satisfaction Lexington and Paluca's title to the Subject Property and Lexington and Paluca shall have obtained all necessary approvals, consents, and/or waivers of rights from third parties for the transfer to Newfield of the Subject Property;

If this offer to purchase Lexington and Paluca's interest is acceptable, please return one executed copy of this letter to the attention of the undersigned on August 16, 2007.

Should you have any questions, please don't hesitate to call me at (918) 732-1644 or (918) 549-8039.

Sincerely,

B. Michael Hofstrom
Landman

Agreed and accepted this the 16th day of August, 2007

Lexington Resources, Inc.

By:_____

Title:_____

Paluca Energy, LLC

By:

Title: _Managing Member_

4.   Closing Date

Newfield is in a position to close on or before August 31, 2007.

5.   Conditions

Newfield's offer to purchase the Subject Property is subject to:

(a)   A due diligence review, conducted at Newfield's Expense, shall not have revealed any condition or circumstance which, in Newfield's opinion may have a material adverse effect on the Subject Property or its value;

(b)   Newfield shall have verified to its satisfaction Lexington and Paluca's title to the Subject Property and Lexington and Paluca shall have obtained all necessary approvals, consents, and/or waivers of rights from third parties for the transfer to Newfield of the Subject Property;

If this offer to purchase Lexington and Paluca's interest is acceptable, please return one executed copy of this letter to the attention of the undersigned on August 14, 2007.

Should you have any questions, please don't hesitate to call me at (918) 732-1644 or (918) 549-8039.

Sincerely,

B. Michael Hofstrom
Landman

Agreed and accepted this the 14th day of August, 2007

Lexington Resources, Inc.

By:_____

Title:_____

Paluca Energy, LLC

By:_____

Title:_____

STATE OF OKLAHOMA   )
) §

COUNTY OF HUGHES   )

ASSIGNMENT, CONVEYANCE AND BILL OF SALE

KNOW ALL MEN BY THESE PRESENTS:

That, **LEXINGTON RESOURCES INC.** and **LEXINGTON OIL & GAS LTD, CO,**
an Oklahoma corporation, whose address is PO Box 812 Holdenville, Oklahoma,
74848 (hereinafter called "Assignor"), and **NEWFIELD EXPLORATION MID-**
CONTINENT INC, 110 West 7th St, Ste 1300, Tulsa, Oklahoma 74119 (hereinafter called
"Assignee"), for valuable consideration, the receipt of which is hereby acknowledged,
does hereby grant, bargain, sell, transfer, assign, and convey to Assignee the following
(collectively referred to as the "Subject Interests")'

All of Assignor's right, title and interest in and to all oil and gas leases (the
"Leases") and to all of the oil, condensate, or natural gas wells whether producing,
operating, shut-in or temporarily abandoned (the "Wells"), together with all tubular
goods, well equipment and production equipment, whether currently in use or in
inventory, all pipeline and all severed oil and natural gas, and other substances and all
other personal property or fixtures on, in or under any of the Leases and Wells described
in Exhibit "A" attached hereto and made a part hereof.

All of Assignor's right, title and interest, in all farmout, farmin, exploration and
operating agreements, gas balancing agreements, pooling and unitization agreements,
governmental orders, production sales agreements, permits, licenses, easements,
surface leases, rights-of-way and all other of Assignor's rights and interests under any
agreement or instrument or choses in action related to the Leases and Wells.

Without limiting the foregoing, all of Assignor's present right, title and interest in
the tracks of land covered by the Leases at all depths, including working interests,
royalty interests, overriding royalty interests, production payments, mineral interests,
reversionary interest, and all other interests in oil, gas and other minerals.

Assignor shall execute, acknowledge, and deliver or cause to be executed,
acknowledged, and delivered such instruments and take other actions as may be
necessary or advisable to carry out their obligations under this Assignment and under
any document, certificate or other instrument delivered pursuant hereto.

This Assignment is effective date as of July 1, 2005 (the "Effective Date").

Assignor does hereby warrant that the interests herein assigned are free and
clear of all liens, claims, encumbrances and mortgages, assignor warrants title to the
subject interests, by, through or under Assignor, but not otherwise. Furthermore, this
Assignment shall be binding upon and for the benefit of Assignor and Assignee, and
their respective heirs, personal representatives, successors and assigns and devisees.

Executed this 6th day of September, 2007, but effective for all purposes as of the
Effective Date.

ASSIGNOR:

LEXINGTON RESOURCES, INC.



By: _____
Name: _Grant Atkins_
Title: _President, Director_

LEXINGTON OIL & GAS LTD, CO.



By: _____
Name: _Grant Atkins_
Title: _Director_

~~STATE OF OKLAHOMA~~   )
~~PROVINCE OF BRITISH~~   ) ss:
~~COUNTY OF~~ COLUMBIA   )

        CANADA

        Before me, a notary public, on this _13th_ day of _September_, 2007, personally appeared _Grant Atkins_ as _president & director_ of **Lexington Resources Inc.**, to me known to be the identical person who executed the within and foregoing lease, and acknowledged to me that he executed the same as his free and voluntary act and deed for the uses and purposes therein set forth.



                                        Notary Public

My commission expires:
upon death or dishonor

~~STATE OF OKLAHOMA~~   )
PROVINCE OF BRITISH   ) ss:
~~COUNTY OF~~ COLUMBIA   )

        CANADA

        Before me, a notary public, on this _13th_ day of _September_, 2007, personally appeared _Grant Atkins_ as _director_ of **Lexington Oil & Gas Ltd, Co**, an Oklahoma corporation, to me known to be the identical person who executed the within and foregoing lease, and acknowledged to me that he executed the same as his free and voluntary act and deed for the uses and purposes therein set forth.



                                        Notary Public

My commission expires:
upon death or dishonor

EXHIBIT "A"

This Exhibit "A" is attached hereto and made a part hereof that certain Assignment, Conveyance, and Bill of Sale dated September 6, 2007, from Lexington Resources Inc and Lexington Oil & Gas Ltd, Co, an Oklahoma corporation, Assignor and Newfield Exploration Mid-Continent Inc., Assignee

All of Assignor's interest in and to any and all oil and gas leases covering the following described lands, whether properly described or listed below and the Poe 1-29 and Poe 2H-29 wells in Section 29-4N-11E , to-wit:

<u>Hughes County, Oklahoma</u>

Dated:	11/07/2003
Lessor:	David M Turner and John T Turner, Successor Trustees of Rozanne Truscott Turner 1999 Revocable Trust
Lessee:	Black Bear Oil Properties
Legal:	W/2 NE/4, SE/4 NW/4, NE/4 SW/4 NW/4, W/2 NW/4 SE/4, NE/4 SW/4, N/2 SE/4 SW/4, SE/4 SE/4 SW/4 Sec 29-4N-11E
Recorded:	Book 993, Page 738

Dated:	11/07/2003
Lessor:	Turner Family Mineral Interests L.L.C.
Lessee:	Black Bear Oil Properties
Legal:	W/2 NE/4, SE/4 NW/4, NE/4 SW/4 NW/4, W/2 NW/4 SE/4, NE/4 SW/4, N/2 SE/4 SW/4, SE/4 SE/4 SW/4 Sec 29-4N-11E
Recorded:	Book 990, Page 763

Dated:	11/07/2003
Lessor:	Nancy J Alford, Managing Partner of Turner Family Limited Partnership
Lessee:	Black Bear Oil Properties
Legal:	W/2 NE/4, SE/4 NW/4, NE/4 SW/4 NW/4, W/2 NW/4 SE/4, NE/4 SW/4, N/2 SE/4 SW/4, SE/4 SE/4 SW/4 Sec 29-4N-11E
Recorded:	Book 990 Page 766